FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2006
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F               ☑                               Form 40-F                ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                ☐                               No                ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

May 10, 2006	TDK Corporation (Registrant)
BY:	/s/ Noboru Hara
Noboru Hara
General Manager General Affairs Department Administration Group

Contact:
Nobuyuki Koike
TDK Corporation
Tel : 81-3-5201-7102
E-mail : pr@mb1.tdk.co.jp
Notice Regarding Partial Amendments to the Articles of Incorporation
TOKYO JAPAN, May 10, 2006—TDK Corporations (the “Company”) announces that at the meeting of Board of Directors held today a resolution to implement amendments to the Articles of Incorporation of the Company was adopted. The resolution is subject to an approval of the 110th Ordinary General Meeting of Shareholders scheduled for June 29, 2006.
1. Reason for amendments:
(1)	By virtue of the enforcement of the “Law regarding the Partial Amendments to the Commercial Code, etc. to Introduce Electronic Public Notice System” (Law No. 87, 2004) as of February 1, 2005, in the light of cost reduction and efficiency, as well as improving convenience for shareholders, the Company would like to establish the provisions to change the public notice system from the publication in the Nihon Keizai Shinbun to the Company’s homepage via the Internet. Additionally, the Company will establish the alternative measures in the event that the public notice can not be made by electronic method due to unavoidable reasons. (Article 5 in the proposed amendment)

(2)	As the “Corporate Law” (Law No. 86, 2005) and the “Law regarding the Development of Laws Related to the Enforcement of the Corporate Law” (Law No. 87, 2005) came into effect on May 1, 2006, the Company would like to make amendments to its Articles of Incorporation as follows:
(a)	The Company will establish, for the Company’s organization, the Board of Directors, Corporate Auditors, the Board of Corporate Auditors and Accounting Auditors. The Company will thus establish new provisions concerning the Regulations of the Board of Directors and the Regulations of the Board of Corporate Auditors, and new Chapter concerning Accounting Auditors in the Articles of Incorporation so as to clarify the position of each within the organization. (Article 4, Article 29 and Article 38, and Chapter VI in the proposed amendment)

(b)	In order that it shall be deemed that the Company has provided shareholders with necessary information by disclosing the reference materials for a general meeting of shareholders via the Internet, the Company would like to establish new provisions “Disclosure via the Internet and Deemed Provision of Proxy Materials for General Meeting of Shareholders”, in order to improve the convenience for shareholders and rationalize administration of the general meeting of shareholders. (Article 17 in the proposed amendment)

(c)	Along with the authorization of resolutions in writing by the Board of Directors, only when all Directors consent and unless Corporate Auditors dissent, shall it be deemed that resolutions in writing by the Board of

Directors are duly adopted. Accordingly, the Company would like to establish new provisions concerning the resolution in writing by the Board of Directors for flexible holding of meetings of the Board of Directors and ensuring their efficient administration. (Article 26, paragraph 2 in the proposed amendment)

(d)	The Company will make necessary changes to other related provisions, such as establishment and deletion of provisions, and modification of the wordings and citation, etc.
2. Details of amendments
     Details of the proposed amendments are as follows.
( The amended words are underlined. )

	Present Articles of Incorporation	Proposed amendment

	CHAPTER I	CHAPTER I
	GENERAL PROVISIONS	GENERAL PROVISIONS

(Name)		(Trade Name)

Article 1.	The Company shall be called TDK Kabushiki Kaisha and indicated as TDK Corporation in English.	(Same as present English translation, though minor changes in Japanese wordings have been made.)
(Purpose of Business)		(Same as present English translation, though minor changes in Japanese wordings have been made.)

Article 2.
The purpose of the Company is to conduct the following businesses:

(1)	Manufacture and sale of electric machinery and appliances;

(2)	Manufacture and sale of magnetic materials such as ferrite and magnet;

(3)	Manufacture and sale of electronic machinery and appliances such as automatic inserting machine for electronic components, automatic mounter for electronic components, and electronic measuring equipment and of components thereof;

(4)	Manufacture and sale of recording media such as magnetic tape, floppy disk and optical disk and of data writing, reading and storage equipment therefor;

(5)	Manufacture and sale of ceramic materials such as electricity inductive ceramics, piezoelectric ceramics, semiconductor ceramics and electricity insulating ceramics;

(6)	Manufacture and sale of circuit components such as coils and transformers;

(7)	Manufacture and sale of semiconductor;

(8)	Manufacture and sale of stabilizing power supplies (units to stabilize electric current or voltage);

(9)	Manufacture and sale of machinery and appliances for medical use and medical instruments and of components thereof;

(10)	Manufacture and sale of single crystal materials and each product applying the same;

(11)	Manufacture and sale of precious metals, precious stones, artificial precious stones and each product applying or utilizing the same;

(12)	Manufacture and sale of outer wall materials of buildings and structures;

(13)	Designing and contracting of construction work;

Present Articles of Incorporation	Proposed amendment

(14) Development, production, sale and grant of license of software;

(15) Manufacture, sale and contracting of applied product, machinery and tools and equipment of each of the foregoing; and

(16) Any and all businesses incidental or relating to each of the foregoing.

(Location of Head Office) Article 3. The Company shall have its head office in Chuo-ku, Tokyo.	(Same as present English translation, though minor changes in Japanese wordings have been made.)

(Newly established)	(Organization)

Article 4. The Company shall establish the following bodies in addition to the general meeting of shareholders and the Directors.

(1) Board of Directors

(2) Corporate Auditors

(3) Board of Corporate Auditors

(4) Accounting Auditors

(Method of Public Notice)	(Method of Public Notice)

Article 4. The public notices of the Company shall be given by publication in the Nihon Keizai Shimbun published in Tokyo.
Article 5. The method to make public notices of the Company shall be made electronically. Provided, however, that in the event that such public notice can not be made due to an accident or unavoidable reason, the public notice shall be given by publication in the Nihon Keizai Shimbun.

CHAPTER II	CHAPTER II
SHARES	SHARES

(Aggregate Number of Shares Authorized to be Issued)	(Aggregate Number of Issuable Shares)

Article 5. The total number of shares authorized to be issued by the Company shall be 480,000,000 shares. Provided, however, that in the event that any of shares is canceled, the number of shares authorized to be issued shall be reduced accordingly.
Article 6. The total number of shares that the Company may issue shall be 480,000,000 shares. (To be deleted)

(Newly established)	(Issuance of Share Certificates)

Article 7. The Company shall issue share certificates for its shares.

(Acquisition of the Company’s Own Shares)	(Acquisition of the Company’s Own Shares)

Article 6. The Company may purchase its own shares by resolution of the Board of Directors, in accordance with the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code.
Article 8. The Company may acquire its own shares by resolution of the Board of Directors through transactions in the market, etc., in accordance with the provisions of Article 165, paragraph 2 of the Corporate Law.

(Number of Shares of One Unit and Non-Issuance of Share Certificates for Shares Constituting Less Than One Unit)	(Number of Shares of One Unit and Non-Issuance of Share Certificates for Shares Constituting Less Than One Unit)

Article 7. The number of shares of one unit of shares of the Company shall be one hundred (100) shares.
     2. The Company shall not issue share certificates for shares constituting less than one unit of shares (hereinafter referred to as the “shares constituting less than one unit). Provided, however, that the foregoing shall not be applicable, in the event that the Share Handling Regulations provides for otherwise.

Article 9.
     1. The number of shares of one unit of shares of the Company shall be one hundred (100) shares.
     2. Notwithstanding the provisions of Article 7, the Company shall not issue share certificates for shares constituting less than one unit of shares (hereinafter referred to as the“shares constituting less than one unit”). Provided, however, that the foregoing shall not be applicable, in the event that the Share Handling Regulations provides for otherwise.

Present Articles of Incorporation	Proposed amendment

(Newly established)	(Rights of Shareholder Holding Shares Constituting Less Than One Unit)

Article 10.     Shareholders (including beneficial shareholders, the same shall be applied hereinafter) of the Company shall not be allowed to exercise any rights in respect of the shares constituting less than one unit held by them, except for the following rights:

(1)     Rights provided for in each item of Article 189, paragraph 2 of the Corporate Law;

(2) Rights to make a request in accordance with Article 166, paragraph 1 of the Corporate Law;

(3) Rights to receive the allotment of offered shares and offered stock acquisition rights, in proportionate to the number of shares held by the shareholder;

(4) Rights to make a request that is provided for in Article 11.

(Purchase of Shares Constituting Less Than One Unit)	(Purchase of Shares Constituting Less Than One Unit)

Article 8. A shareholder (including beneficial shareholder, the same shall be applied hereinafter) who holds shares constituting less than one unit of the Company may request the Company to sell the relevant number of shares which shall constitute one unit of shares if combined with the shares constituting less than one unit already held by such shareholder, pursuant to the provisions of the Share Handling Regulations.
Article 11. 1. (Same as present English translation, though minor changes in Japanese wordings have been made.)

(Newly established)	2. When a request stated in the preceding paragraph is made, in the event the Company does not own the relevant number of shares to sell, the Company may not accept such request.
(Transfer Agent)	(Administrator of Shareholder’s Register)

Article 9. The Company shall have a transfer agent with respect to its shares. The transfer agent and its place of business shall be chosen by resolution of the Board of Directors, and public notice thereof shall be made.

Article 12.

1.    The Company shall have an administrator of the shareholders’ register.

2.    The appointment of administrator of the shareholders’ register and the office for handling the business of such administrator shall be determined by resolution of the Board of Directors, and the Company shall give public notice thereof.

2. The shareholders’ register (including the beneficial shareholders’ register; the same shall be applied hereinafter) and the register of lost share certificates of the Company shall be kept at the place of business of the transfer agent, and the registration of transfer of shares, purchase of shares constituting less than one unit and sale of shares constituting less than one unit by the Company and other matters relating to shares shall be handled by the transfer agent, but not by the Company.
3.    The preparation and retention of shareholders’ register (including the beneficial shareholders’ register; the same shall be applied hereinafter), the register of stock acquisition rights and the register of lost share certificates of the Company, an d other matters relating to shareholders’ register, the register of stock acquisition rights and the register of lost share certificates of the Company shall be entrusted to the administrator of shareholders’ register, but not handled by the Company.

Present Articles of Incorporation	Proposed amendment

(Share Handling Regulations)	(Share Handling Regulations)

Article 10.     Denominations of share certificates and the registration of transfer of shares of the Company, purchase of shares constituting less than one unit and sale of shares constituting less than one unit by the Company and other matters concerning the handling of shares and handling fees shall be governed by laws and regulations, the Articles of Incorporation as well as the Share Handling Regulations established by the Board of Directors.

Article 13.     Handling of shares of the Company and fees thereof shall be governed by laws and regulations, the Articles of Incorporation as well as the Share Handling Regulations established by the Board of Directors.

(Record Date)	(Record Date)

Article 11.     The Company shall deem those shareholders whose names have been entered or recorded in the shareholders’ register as of the day of each closing of accounts as the shareholders holding voting rights who may exercise shareholders’ rights at the ordinary general meeting of shareholders held with respect to the business period concerned.

Article 14.

1.    The Company shall deem those shareholders whose names have been entered or recorded in the last shareholders’ register as at the end of each business year as the shareholders holding voting rights who may exercise their voting rights at the ordinary general meeting of shareholders held with respect to the business year concerned.

2. If it is necessary in addition to the foregoing paragraph, the Company may, upon giving prior notice, pursuant to the resolution of the Board of Directors, deem those shareholders and registered pledgees whose names have been entered or recorded in the shareholders’ register on a certain day as the shareholders and registered pledgees who may exercise the rights thereof.
2.    If it is necessary in addition to the preceding paragraph, the Company may, upon giving prior notice, pursuant to the resolution of the Board of Directors, deem those shareholders and pledgees for registered shares whose names have been entered or recorded in the shareholders’ register on a certain day as the shareholders and pledgees for registered shares who may exercise the rights thereof.

CHAPTER III GENERAL MEETING OF SHAREHOLDERS	CHAPTER III GENERAL MEETING OF SHAREHOLDERS

(General Meetings of Shareholders)	(Convocation)
Article 12.     Ordinary general meetings of shareholders shall be convened within three (3) months from the day following each closing of accounts. Extraordinary general meeting of shareholders may be held from time to time when necessary.

Article 15.

1.    Ordinary general meetings of shareholders shall be convened within three (3) months from the day following the end of each business year. Extraordinary general meeting of shareholders may be held from time to time when necessary.

2. General meetings of shareholders may be convened at the Head Office or any adjacent place thereto or at Ichikawa-city, Chiba Prefecture.

3. Representative Director shall preside over the general meetings of shareholders. In case of two or more Representative Directors, one of Representative Directors shall act as the Chairman in the order of precedence previously fixed by the Board of Directors. In the event that the Representative Director is prevented from so acting, another Director shall act in his/her place in the order previously fixed by the Board of Directors.
2.    (Same as present English translation, though minor changes in Japanese wordings have been made.)

(Convener and Chairman)

Article 16.
1.    The Representative Director shall convene and preside over the general meetings of shareholders.

2.    In case where there are two or more Representative Directors, one of the Representative Directors shall convene the meetings and act as the Chairman in the order of preference previously fixed by the Board of Directors. In the event that the Representative Director is prevented from so acting, another Director shall act in his

Present Articles of Incorporation	Proposed amendment

(Newly established)	or her place in the order of preference previously fixed by the Board of Directors. (Disclosure via the Internet and Deemed Provision of Proxy Materials for General Meeting of Shareholders)

Article 17.      When convening a general meeting of shareholders, it shall be deemed that the Company has provided shareholders with necessary information that should be described or presented in proxy materials for the general meeting of shareholders, business reports, and non-consolidated and consolidated financial statements in the event that they are disclosed via the Internet in accordance with the Ministry of Justice Ordinance.

4. A shareholder may exercise his/her voting rights by proxy by authorizing another shareholder who holds voting rights of the Company as his/her proxy. Provided, however, that the shareholder or proxy is required to submit to the Company a document evidencing his/her representation at every general meeting of shareholders.

5. Resolutions of general meetings of shareholders shall be adopted by a majority of the voting rights of the shareholders present, except where otherwise provided for by laws and ordinances or the Articles of Incorporation.

6. Special resolutions of a general meeting of shareholders provided in Article 343 of the Commercial Code shall be adopted by an affirmative vote of two-thirds (2/3) or more of the voting rights of shareholders present at the general meeting of shareholders, a quorum of which shall be one-third (1/3) or more of the voting rights owned by all shareholders.	(Method of Resolution)

Article 18.

1.    Resolutions of general meetings of shareholders shall be adopted by a majority of the voting rights of the shareholders entitled to exercise voting rights who are present at the general meeting of shareholders, except where otherwise provided for by laws and regulations or the Articles of Incorporation.

2.    Resolutions of general meetings of shareholders provided in Article 309, paragraph 2 of the Corporate Law shall be adopted by an affirmative vote of two-thirds (2/3) or more of the voting rights of shareholders present at the general meeting of shareholders, a quorum for which shall be the presence of shareholders with one-third (1/3) or more of the voting rights exercisable for such meeting.

(Exercise of Voting Rights by Proxy)
Article 19.
1. A shareholder may exercise his or her voting rights by proxy, who shall be another shareholder with voting rights of the Company.
2. The shareholder or proxy is required to submit to the Company a document evidencing his or her representation at every general meeting of shareholders.
(Minutes)
7. A summary of proceedings and the resultant actions taken at a general meeting of shareholders shall be stated or recorded in the minutes. The chairman and the Directors present shall affix signatures (including affixing their names and seals) or make electronic signatures thereto. The minutes shall be kept at the Head Office of the Company for ten (10) years and copies thereof shall be kept at branches for five (5) years.	Article 20. A summary of proceedings and results at general meeting of shareholders,and other matters provided for by laws and regulations shall be stated or recorded in the minutes.

Present Articles of Incorporation	Proposed amendment

CHAPTER IV	CHAPTER IV
DIRECTORS AND THE BOARD OF DIRECTORS	DIRECTORS AND THE BOARD OF DIRECTORS

(Number of Directors)	(Number of Directors)

Article 13. The number of Directors of the Company shall be ten (10) or less.	Article 21.
Same as present English translation, though minor changes in Japanese wordings have been made.) (Method of Appointment and Dismissal of Directors) Article 22.

2. Directors shall be selected at a general meeting of shareholders.	1. Directors shall be appointed or dismissed at a general meeting of shareholders.

3. Resolution for election of Directors shall be adopted by an affirmative vote of majority of the voting rights of shareholders present at the general meeting of shareholders, a quorum of which shall be one-third (1/3) or more of the voting rights owned by all shareholders.
2. Resolution for appointment or dismissal of Directors shall be adopted by an affirmative vote of the majority of voting rights of shareholders present at the general meeting of shareholders, a quorum for which shall be the presence of shareholders with one-third (1/3) or more of the voting rights exercisable for such meeting.

4. Resolution for election of Directors shall not be by cumulative voting.	3. Resolution for appointment of Directors shall not be by cumulative voting.

(Term of Office of Directors)	(Term of Office of Directors)

Article 14. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one (1) year after their assumption of office.
Article 23.

1. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last business year that ends within one (1) year after his or her appointment.

2. The term of office of a Director elected pursuant to an increase in the number of Directors shall be coterminous with the remainder of the terms of office of the other Directors then in office.

3. The term of office of Directors elected to fill a vacancy shall be coterminous with the remainder of the term of office of the predecessor who has resigned.
2 . The term of office of a Director appointed to increase the number of Directors or fill a vacancy shall expire upon termination of the terms of office of the other Directors then in office.

(To be deleted)

(Representative Directors)	(Representative Directors)

Article 15. By resolution of the Board of Directors, two or more Representative Directors shall be chosen.	Article 24. By resolution of the Board of Directors, Representative Directors shall be chosen.

(The Board of Directors)	(Convener and Chairman of the Board of Directors)

Article 16. In addition to the matters provided for by the laws and ordinances or the Articles of Incorporation, the Board of Directors shall make decisions on the execution of important business of the Company.

2. The Representative Director shall convene meetings of the Board of Directors, and notice of convocation shall be sent to each Director and Corporate Auditor at least 3 days prior to the date of each meeting; provided, however, that in case of urgency, such period may be shortened. In case of two or more Representative Directors, one of the Representative Directors shall act as the Chairman in the order of precedence previously fixed by the Board of Directors. In the event that the Representative Director
Article 25.

1. The Representative Director shall convene and preside over the meetings of the Board of Directors, except where otherwise provided for by laws and regulations.

2. In case where there are two or more Representative Directors, one of the Representative Directors shall convene the meetings and act as the Chairman in the order of preference previously fixed by the Board of Directors. In the event that the Representative Director is prevented from so acting, another Director shall act in his or her place in the order of preference previously fixed by the Board of Directors.

Present Articles of Incorporation	Proposed amendment

is prevented from so acting, another Director shall act in his/her place in the order previously fixed by the Board of Directors.

3. The Representative Director shall preside over the meetings of the Board of Directors. In case of two or more Representative Directors, one of the Representative Directors shall act as the Chairman in the order of precedence previously fixed by the Board of Directors. If the Representative Director is prevented from so acting, another Director shall act in his/her place in the order previously fixed by the Board of Directors.

 4. Resolutions of the Board of Directors shall be adopted by an affirmative vote of majority of the Directors present at meetings, a quorum of which shall be majority of shareholders.

5. A summary of proceedings and the resultant actions taken at a meeting of the Board of Directors shall be stated or recorded in the minutes. The Directors and Corporate Auditors present shall affix signatures (including affixing their names and seals) or make electronic signatures thereto, and the minutes shall be kept at the Head Office of the Company for ten (10) years.	(Notice of Convocation of the Board of Directors)

Article 26.

1.    A notice of convocation of the meeting of the Board of Directors shall be sent to each Director and each Corporate Auditor three (3) days prior to the date of such meeting. Provided, however, that in case of urgency, such period may be shortened.

2.    When all Directors and Corporate Auditors give unanimous consent, the meetings of the Board of Directors may be held without the formal convocation procedures.

(Method of Resolution)

Article 27.

1.    Resolutions of the meetings of the Board of Directors shall be adopted by an affirmative vote of the majority of Directors present at meetings, a quorum for which shall be a majority of Directors present.

2.    In the event that the requirements under Article 370 of the Corporate Law are fulfilled, the Company shall deem that a proposal on agenda at the meeting of the Board of Directors is adopted by resolution of the Board of Directors.

(Minutes)

Article 28.    A summary of proceedings and results at a meeting of the Board of Directors, and other matters provided for by laws and regulations shall be stated or recorded in the minutes. The Directors and Corporate Auditors present shall affix signatures (including affixing their names and seals) or make electronic signatures thereto.

(Newly established)	(Regulations of the Board of Directors)

Article 29. Any matter relating to the Board of Directors shall be governed by laws and regulations, the Articles of Incorporation as well as the Regulations of the Board of Directors established by the Board of Directors.

(Remuneration and Retirement Awards for Directors)	(Remuneration, etc. for Directors)

Article 17. The remuneration and retirement awards for Directors shall be determined at a general meeting of shareholders.
Article 30.     The remuneration, retirement awards, bonuses and any other material benefit received from the Company in consideration of execution of the duties of the Director shall be determined by resolution of a general meeting of shareholders.

Present Articles of Incorporation	Proposed amendment

CHAPTER V	CHAPTER V
CORPORATE AUDITORS AND THE BOARD	CORPORATE AUDITORS AND THE BOARD
OF CORPORATE AUDITORS	OF CORPORATE AUDITORS

(Number of Corporate Auditors)	(Number of Corporate Auditors)
Article 18. The number of Corporate Auditors of the Company shall be five (5) or less.	Article 31. (Same as present English translation, though minor changes in Japanese wordings have been made.) (Method of Appointment of Corporate Auditors)
2. Corporate Auditors shall be selected at a general meeting of shareholders.	Article 32. 1. Corporate Auditors shall be appointed at a general meeting of shareholders.

3. Resolution for election of Corporate Auditors shall be adopted by an affirmative vote of majority of the voting rights of shareholders present at the general meeting of shareholders, a quorum of which shall be one-third (1/3) or more of the voting rights owned by all shareholders.

2.    Resolution for appointment of Corporate Auditors shall be adopted by an affirmative vote of the majority of voting rights of shareholders present at the general meeting of shareholders, a quorum for which shall be the presence of shareholders with one-third (1/3) or more of the voting rights exercisable for such meeting.

(Term of Office of Corporate Auditors)	(Term of Office of Corporate Auditors)

Article 19. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years after their assumption of office.

Article 33.
1.    The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last business year that ends within four (4) years after his or her appointment.

2. The term of office of Corporate Auditors elected to fill a vacancy shall be coterminous with the remainder of the term of office of the predecessor who has resigned.
2.    The term of office of a Corporate Auditor appointed to fill a vacancy of the Corporate Auditor who has resigned before termination of his or her term of office, shall expire upon termination of the term of office of the Corporate Auditor resigned.

(Full-time Corporate Auditors)	(Full-time Corporate Auditors)
Article 20. Full-time Corporate Auditors shall be chosen from among the Corporate Auditors.	Article 34. Full-time Corporate Auditors shall be chosen by resolution of the Board of Corporate Auditors.
(The Board of Corporate Auditors)	(Notice of Convocation of the Board of Corporate Auditors)

Article 21. In addition to the matters provided for by laws and ordinances or the Articles of Incorporation, the Board of Corporate Auditors shall make decisions on the execution of Corporate Auditors’ duties in the Company by its resolution. Provided, however, that it may not prevent Corporate Auditors from executing their authority.

Article 35.
1.    A notice of convocation of the meeting of the Board of Corporate Auditors shall be sent to each Corporate Auditor three (3) days prior to the date of such meeting. Provided, however, that in case of urgency, such period may be shortened.

2. A notice of convocation of the meeting of the Board of Corporate Auditors shall be sent to each Corporate Auditor three (3) days prior to the date of such meeting. Provided, however, that in case of urgency, such period may be shortened.
2. When all Corporate Auditors give unanimous consent, the meetings of the Board of Corporate Auditors may be held without the formal convocation procedure.

Present Articles of Incorporation	Proposed amendment

3. Unless otherwise provided by laws and ordinances, resolutions of the meetings of the Board of Corporate Auditors shall be adopted by a majority vote of Corporate Auditors.
4. A summary of proceedings and the resultant actions taken at a meeting of the Board of Corporate Auditors shall be recorded in the minutes. The Corporate Auditors present shall affix signatures (including affixing their names and seals) or make electronic signatures thereto, and the minutes shall be kept at the Head Office of the Company for ten (10) years.

(Method of Resolution of Corporate Auditors)
Article 36.
(Same as present English translation, though minor changes in Japanese wordings have been made.)
(Minutes of the Board of Corporate Auditors)
Article 37. A summary of proceedings and results at a meeting of the Board of Corporate Auditors, and other matters provided by laws and regulations shall be recorded in the minutes. The Corporate Auditors present shall affix signatures or make electronic signatures thereto.

(Newly established)
(Regulations of the Board of Corporate Auditors)
Article 38. Any matter relating to the Board of Corporate Auditors shall be governed by laws and regulations, the Articles of Incorporation as well as the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

(Remuneration and Retirement Awards for Corporate Auditors) Article 22. The remuneration and retirement awards for Corporate Auditors shall be determined at a general meeting of shareholders.
(Remuneration, etc., for Corporate Auditors)
Article 39. The remuneration, retirement awards, bonuses and any other material benefit received from the Company in consideration of execution of the duties of the Corporate Auditor shall be determined by resolution of a general meeting of shareholders.

(Newly established)	CHAPTER VI ACCOUNTING AUDITORS
(Newly established)	(Method of Appointment of Accounting Auditors) Article 40. Accounting Auditors shall be appointed at a general meeting of shareholders.
(Newly established)
(Term of Office of Accounting Auditors)
Article 41.
   1. The term of office of Accounting Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last business year that ends within one (1) year after his or her appointment.

(Newly established)
   2. Except where otherwise resolved at the general meeting of shareholders referred to in the preceding paragraph, an Accounting Auditor shall be deemed to have been re-appointed at such general meeting of shareholders.

Present Articles of Incorporation	Proposed amendment

CHAPTER VI ACCOUNTS	CHAPTER VII ACCOUNTS

(Business Term)
Article 23. The business term of the Company shall be from April 1 of each year to March 31 of the following year.
2. The Company shall close its accounts at the end of each business term.
(Business Year) Article 42. The business year of the Company shall be one (1) year commencing from April 1 of each year to March 31 of the following year. (To be deleted)

(Dividends)
Article 24. Dividends, when declared, shall be paid to the shareholders or registered pledgees whose names have been entered or recorded in the shareholders’ register as of the date of each closing of accounts.

(Record Date for Dividends on Retained Earnings)
Article 43.
   1. The record date for the year-end dividends of the Company shall be March 31 of each year.
   2. In addition to the preceding paragraph, the Company may from time to time fix a record date and pay dividends on retained earnings.

(Interim Dividends)
Article 25. By resolution of the Board of Directors, the Company may make a cash distribution (interim dividends) in accordance with the provisions of Article 293-5 of the Commercial Code to the shareholders or registered pledgees whose names have been entered or recorded in the last shareholders’ register as of September 30 of each year.
(Interim Dividends) Article 44. By resolution of the Board of Directors, the Company may pay interim dividends on September 30 of each year as a record date.

(Period of Limitation of Dividends, etc.)
Article 26. In the event that payment of the dividends and interim dividends declared is not received after elapse of three (3) full years from the date of offer of payment, the Company shall be discharged from liability for payment of such dividends and interim dividends.
2. No interest shall accrue on unpaid dividends and interim dividends.

(Period of Limitation of Dividends)
Article 45.
   1. In case of cash dividends, where any dividend is not received after elapse of three (3) full years from the date of offer of payment, the Company shall be discharged from liability for payment of such dividends and interim dividends.
   2. No interest shall accrue on unpaid cash dividends on retained earnings.